Mail Stop 4561

September 26, 2008

Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
1041 N. Formosa Avenue, Pickford Building #199
West Hollywood, CA 90046

Re: **Tree Top Industries, Inc.**
       Form 10-KSB/A for Fiscal Year Ended December 31, 2007
       Filed August 28, 2008
       Form 10-Q/A for Quarterly Period Ended March 31, 2008
       Filed August 28, 2008
       File No. 0-10210

Dear Mr. Reichman:

       We have reviewed your response letter dated August 28, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 24, 2008.

Form 10-KSB/A Filed for the Period Ended December 31, 2007

Item 7. Financial Statements of Tree Top Industries, Inc.

Notes to Condensed Consolidated Financial Statements

Note 3 - Acquisition, pages 10-11

1.   We note that Mr. Reichman was CEO and chairman of the board of Ludicrous prior to the merger. In addition, it appears that a relative of Mr. Reichman, Justine Reichman, owned nearly 12% of Ludicrous. Please describe to us any control that Mr. Reichman exerted over Ludicrous prior to the merger. Please

ensure that your response includes a discussion of any arrangements that allowed Mr. Reichman to exercise direct or indirect voting control

2.   We note that you believe that the voting trust agreement and the composition of management overcome the transfer of a massive number of shares to the former owners of Ludicrous. Please explain to us further why you believe that the short-term, temporary transfer of voting control to Mr. Reichman and his retention of his management position are persuasive in overcoming the overwhelming transfer of long-term control over the company. Note that we are not asking you to include any discussion of the subsequent developments related to the shares forfeited on this evaluation performed as of the acquisition date.

3.   As part of your response, tell us why Item 1.01 of your Form 8-K filed on November 7, 2007 states, "the Ludicrous Securityholders[sic] assumed control of the Company."

4.   Separately, tell us why you recorded goodwill in connection with this transaction. In this regard, it appears that Ludicrous would not have qualified as a "business." This appears clear due to your characterization of Ludicrous as being "formed less than three months before the merger" and as having "virtually no operations from its inception in 2007 through the date of the acquisition." Under these circumstances, the transaction would not be accounted for as a business combination and recording goodwill would be inappropriate. Please explain to us why you believe that this transaction should have been accounted for as a business combination in accordance with SFAS 141.

5.   Tell us, in detail, how you determined the number of shares to issue in the merger transaction. In addition, tell us why, in your view, the former Ludicrous owners were willing to sign the voting trust agreements.

6.   Notwithstanding that our remaining inquiries regarding the accounting acquirer and the target's status as a business may significantly impact the financial information required in the November 7, 2007 Form 8-K, we do not agree with your assertions regarding the current information provided in that filing. It is not acceptable to provide an audit opinion that refers to statements of income and cash flows that are not included in the filing and use of the cash basis of accounting is not appropriate. Absent any changes pursuant to the inquiries referred to above, you will still need to amend your filing to cure these deficiencies.

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

7.   Your disclosures in the amended Form 10-KSB/A and Form 10-Q/A do not fully
        address whether your disclosure controls and procedures, as defined in Rule 13a-
        15 under the Exchange Act, are effective. Specifically, your disclosure controls
        and procedures also need to state that "information required to be disclosed by an
        issuer . . . is accumulated and communicated to the issuer's management . . . as
        appropriate to allow timely decisions regarding required disclosure." Please
        amend your disclosures to comply with the requirements of Rule 13a-15(e).

8.   We note that management has concluded the disclosure controls and procedures at
        December 31, 2007 were now determined to be effective and that the prior
        reference to the material weakness relating to non-cash equity transactions was
        deleted. Tell us why these disclosures were initially recorded and then
        subsequently deleted.

Management's Annual Report On Internal Control over Financial Reporting, page 18

9.   Your disclosures do not address whether your internal control over
        financial reporting was effective. Rather, you restate in this section management's
        conclusion that your disclosure controls and procedures were effective. Please
        amend your report to disclose management's assessment of the effectiveness of
        your internal control over financial reporting as of the end of the fiscal year
        covered by the report, including a statement as to whether or not internal control
        over financial reporting was effective. Your reference to disclosure controls and
        procedures should be removed.

Inherent Limitations on Effectiveness of Controls, page 19

10.   Please amend to indicate that your disclosure controls and procedures are
        designed to provide reasonable assurance of achieving their objectives and that
        your CEO and principal accounting officer concluded that your disclosure
        controls and procedures were effective at that reasonable assurance level as of the
        end of the period covered by the report. In addition, ensure that future reports
        clarify whether your controls and procedures are designed to provide such
        reasonable assurance and whether your CEO and principal accounting
        officer have concluded that the controls and procedures are effective at that
        reasonable assurance level. In the alternative, omit from future filings the
        reference to the level of assurance of your disclosure controls and procedures.
        Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's
        Reports on Internal Control Over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief